March 1, 2007

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010
U.S.A.

Aktiebolaget SKF
Form 20-F for the year ended December 31, 2005
Filed April 5, 2006
File No. 0-13722

Dear Mr. Cash:
This is in response to the Staff’s comment letter of January 12, 2007 on SKF’s Form 20-F report for 2005. Set forth below are responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31 2005

Consolidated Income Statements, Page 101
1. We note your response to our prior comment 1. We understand also that you have chosen the functional classification in your income statement. As previously noted, paragraph 93 requires that the nature of expenses be disclosed. In future filings, to the extent that the nature of costs included in your functional category "costs of goods sold", include material items such as employee benefits, or depreciation, those categories and amounts should be disclosed.

Company response
We propose to make the disclosures as you suggest in future filings.

1(5)

Consolidated Statements of Cash Flows, page 103
2. We note you response to our prior comments 2 concerning your marketable securities and have the following additional comments:
•
Paragraph 23 of IAS 7 indicates that reporting cash flows on a net basis, as contemplated by paragraph 22(b) of IAS 7, is appropriate only for securities with a maturity period of three months or less. Since your response and Note 17 indicate that your marketable securities have a maturity of more than three months, we believe you should present these cash flows on a gross basis.

•
IAS 7 indicates that cash payments and receipts to acquire or sell the equity or debt instruments of other entities should be classified as either operating activities under paragraphs 14(g) or investing activities under paragraphs 16 (c) and (d). Since your response indicates that these marketable securities are not held for dealing or trading purposes, we believe you should classify these cash flows as investing activities.

•	Please amend your December 31 2005 Form 20-F to correct this error for all periods presented and provide the applicable disclosures under paragraph 49 of IAS 8.

Company response
We will restate our statements of cash flows showing changes in marketable securities as investing activities on a gross basis. We are in the process of amending our annual report on Form 20-F for 2005 for the restatement of the statement of cash flows as noted above, and will include all applicable disclosures required by IAS 8. The amendment is expected to be filed this week.

3.  We note your response to our prior comment 3 concerning your contributions to post-employment benefit plans. Notwithstanding the timing of when your employees receive these benefits, or the fat that these employee benefits are received by the employees indirectly through a benefit plan rather than directly from you, we believe that all cash payments for employee benefits should be classified as operating activities in accordance with paragraph 14(d) of IAS 7. Please amend your December 31 2005 Form 20-F to correct this error for all periods presented and provide the applicable disclosures under paragraph 49 of IAS 8.

2(5)

Company response
We will restate our statements of cash flows showing the contributions to post-employment benefit plans as an operating activity. As mentioned in our response to Question 2, the amended 20-F is expected to be filed this week.

Note 1 - Accounting policies - Revenue Recognition, Page 108
4. We note your response to our prior comment 4. Please tell us how you considered Service Division in formulating your response. In this regard, we read on page 27 in Form 20-F that the reliability systems business area offers consulting and mechanical services, predictive and preventive maintenance, condition monitoring, decision support systems and performance-based contracts, and SKF Logistics Services deals with logistics and distribution for both the SKF Group and external customers. These narrative disclosures imply considerably more service revenue than your response indicates. Tell us more about what you consider to be service revenues, and if you still believe that a small amount your sales are service related, please reconcile this with your narrative disclosures which clearly imply a much higher level of service revenue.

Company response
First we would like to clarify and ensure the Staff's understanding that our name "service" division does not refer to service type revenues but rather it is a term commonly used in our business to refer to the aftermarket.

In each of our divisional sections we provide information and descriptions necessary for an understanding of that particular division's business. They are written from that division's business perspective and not the Group's perspective. The Service Division accounts for nearly all of the Groups service revenue. Consequently while the service revenue for the Group is less than the percentages indicated in our previous response, it is more than that from a Service Division perspective.

We define service revenue as "A business activity, billed to a customer, that does not include physical products or where the supply of any products is subsidiary to the fulfillment of the contract.

3(5)

In our Service Division narrative, we describe the business areas, Reliability Systems and Logistic Services. The Reliability Systems area has service revenues but also has "service-related" revenues which are products. To illustrate, when SKF performs condition monitoring services for a customer, it is recorded as service revenue. But we also sell the monitoring equipment separately to customers, where we receive revenue for the equipment only, in which case it is revenue for a service-related product. Consequently the sales of service-related products are not included in the percentages, which we have previously disclosed to you.

We believe it necessary to describe in some detail in our narratives as to what is included in the Reliability Systems and Logistics Services businesses areas, for the following reasons:
•
SKF is traditionally known and recognized as a bearings company. As we grow our service businesses, as is the case with condition monitoring, it is necessary to provide sufficient details, as the service sector is so different to the other product businesses for which the SKF is known.

•
It is common knowledge what a bearing is and its uses, and these do not differ significantly from one bearing company to another. Our names "Reliability Systems" and " Logistic Services" are not standardized names in our industry in the same way as "Bearings" are. Therefore some detailed explanations are required for readers to know what types of activities are included as Reliability Systems or Logistic Services.

•	Reliability Systems is an important differentiator compared to our competition, which we think, is important to highlight.
•	Reliability Systems is important to talk about since it also brings significant pull-through sales of bearings products.
•
Furthermore the numerous services or service-related products encompassed are dissimilar to each other, such that one general description of services does not allow a good understanding. We therefore have mentioned the most significant categories as highlighted in your response to us.

In our next annual report on Form 20-F we will be more clear in our description of Service Division's service and service-related revenues such that readers can reconcile the narratives to some indication of its materiality.

4(5)

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s review of our 2005 20-F report. Should you have any additional questions or require any additional information, please telephone Susanne Larsson, Director Group Controlling and Accounting, at +46 31 337 2988 or e-mail to susanne.larsson@skf.com.

Very truly yours,

Tore Bertilsson
Chief Financial Officer